BioLife Sciences, Inc.

2831 Saint Rose Parkway, Suite 200

Henderson, Nevada 89052

February 17, 2023

VIA EDGAR

Daniel Crawford

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioLife Sciences, Inc. (the “Company”)

Post-qualification Amendment No. 2 to

Offering Statement on Form 1-A

Filed February 9, 2023 and Post-qualification Amendment No. 3 to Offering Statement on Form 1-A (collectively, the "Post-Qualification Amendment")

Commission File No. 024-11898

Dear Mr. Crawford:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified Friday, February 17, 2023, at 4:00 p.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Post-Qualification Amendment will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Justin De Four
Justin De Four Chief Executive Officer BioLife Sciences, Inc.